BRUCE TAUB
AVOCAT/ATTORNEY

Thursday, August 14ᵗʰ 2014

Ecolomondo Corporation Inc
3435 Pitfield
Montreal, Quebec
H4S1H7

Att.: Mr. Elio Sorella,
Chief Executive Officer

Re: Ecolomondo Corporation Review

Dear Sir,

We have been requested to provide with our written opinion in regards to various issues relating to the corporate structure and by-laws of Ecolomondo Corporation Inc.

We have reviewed the share structure and in particular Class A Common Stock which fully conforms to the legislation existing under the Canada Business Corporations Act.

We also wish to confirm that the meetings relating to the shareholders conform to the Canada Business Corporations Act.

The by-laws have been amended, in particular Article 118 through to Article 124, to remove any restrictions that will allow the Corporation to become a public entity.

After my examination of the pertinent legislation under the Investment Act, a Federal Canadian Statute, I am of the opinion that the proposed discussion in the F-1 document regarding the limitations of rights of non-Canadians reflects the Canadian law.

I also confirm that the proposed discussion of certain sections of material income tax information discussed in the F-1 document is accurate and conforms to the Canadian Tax Law.

In regards to the issue of a foreign judicial judgment obtained including a US Court judgment based on the liability provisions of US federal securities law and the enforcement by any judgment by a Canadian court is possible provided that the judgment rendered is not older than 10 years. The said judgment must be homologated in accordance with the rules of private international law on all foreign judgments. The requirements to enforce the said judgment are established in the Quebec Civil Code and the Quebec Civil Code of Procedure. Before a foreign judgment can be executed in the Province of Quebec and other Provinces of Canada, the said judgment must be recognized by a Canadian Court through process of homologation.



2350 Manella, Suite 103
Mont-Royal, Quebec
H4P 2P4 Canada

Tel. 514-340-0111
Telec/Fax 1-866-260-4610

In conclusion thereof, we are of the opinion that the said Corporation complies with the Canada Business Corporation Act and its regulations, especially those dealing with shareholders rights and the enforcement of all by-laws of the Corporation.

Furthermore, it should be noted that the undersigned is the holder of 1,019,000 (pre-dilution) Class A common shares of Ecolomondo Corporation Inc.

Any further questions related to any of the above commentary should be directed to the attention of the undersigned.

We trust the foregoing to be entirely satisfactory and remain at your disposal for any further queries you may have.

Cordially,



Bruce Taub,
Attorney

BRUCE TAUB
AVOCAT/ATTORNEY

Montreal, July 16th 2014

Ecolomondo Corporation
3435 blvd. Pitfield
St-Laurent, Quebec
H4S1H7

Att.: Mr. Elio Sorella,
Chief Executive Officer

Karlen & Stolzar, LLP
445 Hamilton ave. Suite 1102
White Plains, NY, 10601

Att: Michael Stolzar

Re: Public Offering of 2,300,000 shares of Common Stock

Gentlemen,

This letter is written to you and Karlen & Stolzar, LLP, at your request in connection with the filing of a Registration Statement on Form F-1 with the US Securities and Exchange Commission for the purpose of registering up to 2,300,000 shares of the Common Stock, no par value per share of Ecolomondo Corporation (the "Company") as described in the Registration Statement.

We have examined all of the relevant corporate records and other instruments relating to the incorporation and corporate existence of the Company and other relevant books and records and the charter, bylaws and minutes of the Board of Directors of the Company. Based on our examination, it is our opinion that the statements set forth below are true.

1. The shares of Common Stock to which the Registration Statement relates have been duly authorized for issuance.
2. Upon the effectiveness of the Registration Statement and the sale of shares of Common Stock as described in the Registration Statement, any shares of Common Stock issued and sold pursuant to the Registration Statement, when issued and sold, will be validly issued, fully paid and non-assembled shares of Common Stock of the Company.

Furthermore, it should be noted that the undersigned is the holder of 1,019,000 (pre-dilution) Class A common shares of Ecolomondo Corporation Inc.

We consent to the inclusion of our opinion as an attachment to an exhibit to the Registration Statement described above.

Yours Very Truly,



Me. Bruce Taub
Avocat/Attorney



2350 Manella, Suite 103
Mont-Royal, Quebec
H4P 2P4 Canada

Tel. 514-340-0111
Telec/Fax 1-866-260-4610

KARLEN & STOLZAR, LLP

ANDREW N. KARLEN ◆

MICHAEL I. STOLZAR

◆ ALSO ADMITTED IN CT & FL

White Plains Plaza
445 Hamilton Avenue, Suite 1102
White Plains, New York 10601
TEL (914) 949-4600
FAX (914) 931-7006

July 17, 2014

ECOLOMONDO CORP.
3435 Boulevard Pitfield
St-Laurent, Québec, H4S 1H7

Re: Public Offering of 2,300,000 Shares of Common Stock

Gentlemen:

This letter is written to you at your request in connection with the filing of a Registration Statement on Form F-1 with the Securities and Exchange Commission for the purpose of registering up to 2,300,000 shares of the Common Stock, no par value per share, of Ecolomondo Corp. (the "Company") as described in the Registration Statement.

We have examined all of the relevant corporate records and other instruments relating to the incorporation and corporate existence of the Company and other relevant books and records and the opinion of Bruce Taub a copy of which is attached hereto. Based on our examination, it is our opinion that the statements set forth below are true.

1.   The shares of Common Stock to which the Registration Statement relates have been duly authorized for issuance.

2.   Upon the effectiveness of the Registration Statement and the sale of shares of Common Stock as described in the Registration Statement, any shares of Common Stock issued and sold pursuant to the Registration Statement, when issued and sold, will be validly issued, fully paid and non-assessable shares of Common Stock of the Company.

We consent to the inclusion of our opinion as an exhibit to the Registration Statement described above.

Very truly yours,

/s/Michael Stolzar
Michael I. Stolzar
For Karlen & Stolzar, LLP

Exhibit __